SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 11-K

ANNUAL REPORT


Pursuant to Section 15(d) of
The Securities Exchange Act of 1934

For the fiscal year ended December 31, 1993

Central Fidelity Banks, Inc. Stock and Thrift Plan
(Full title of Plan)


Central Fidelity Banks, Inc.
1021 East Cary Street,
Richmond, Virginia (23219)
(Name of issuer of the securities held pursuant to the plan and address of its principal office)

SIGNATURES

Pursuant to the requirements of The Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


Central Fidelity Banks, Inc. Stock and Thrift Plan
(Name of Plan)


Date: July 12, 1994                                /s/James F. Campbell
						    James F. Campbell
						  Senior Vice President
						      & Controller
					   Central Fidelity Banks, Inc.
							     - issuer

Independent Auditors' Report


The Board of Directors
Central Fidelity Banks, Inc.
Central Fidelity National Bank, Trustee
Central Fidelity Banks, Inc. Stock and Thrift Plan:


We have audited the accompanying statements of net assets available for plan benefits of Central Fidelity Banks, Inc. Stock and Thrift Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Central Fidelity Banks, Inc. Stock and Thrift Plan as of December 31, 1993 and 1992 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to represent the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.


KPMG Peat Marwick



May 20, 1994

CENTRAL FIDELITY BANKS, INC. STOCK AND THRIFT PLAN
Statement of Net Assets Available for Plan Benefits
December 31, 1993 and 1992

		       1993

		      ASSETS
                                                                                      Money     CFB
						  Loan        Income      Equity      Market    Stock
						  Fund        Fund        Fund        Fund      Fund        Total
Investments, at fair value:
Central Fidelity Banks, Inc.  common                       $0          $0          $0        $0 $78,673,692 $78,673,692
  stock (cost of $41,173,401) (note 2)
Central Fidelity National Bank Marketwatch
  Equity Fund (cost of $4,256,593) (note 2)                                 4,356,528                         4,356,528
Central Fidelity National Bank Capital
  Preservation Fund (cost of $3,271,221) (note 2)               4,116,248                                     4,116,248
Cash equivalents (cost equals fair value)                          55,005      28,905   746,771     125,370     956,051
						   ----------  ----------  ---------- ---------- ----------  ----------
Total investments (cost of $49,657,266)                     0   4,171,253   4,385,433   746,771  78,799,062  88,102,519
						   ----------  ----------  ---------- ---------- ----------  ----------
Dividends and interest receivable                                     203       5,361     1,983     700,957     708,504
Cash                                                    1,910      17,302      28,679     2,504                  50,395
Loans receivable from participants                  2,741,000                                                 2,741,000
Due from other funds                                                7,209       8,413     1,536      76,810      93,968
						   ----------  ----------  ---------- ---------- ----------  ----------
Total assets                                        2,742,910   4,195,967   4,427,886   752,794  79,576,829  91,696,386
						   ----------  ----------  ---------- ---------- ----------  ----------

		   LIABILITIES

Cash overdraft                                                                                      (74,355)    (74,355)
Payable for investments purchased                                 (25,000)                                      (25,000)
Due to other funds                                    (93,968)                                                  (93,968)
						   ----------  ----------  ---------- ---------- ----------  ----------
						      (93,968)    (25,000)          0         0     (74,355)   (193,323)
						   ----------  ----------  ---------- ---------- ----------  ----------
Net assets available for plan benefits             $2,648,942  $4,170,967  $4,427,886  $752,794 $79,502,474 $91,503,063
						   ==========  ==========  ========== ========== ==========  ==========

Net assets due to participants                             $0     $10,908     $16,393    $1,632    $237,802    $266,735
Net assets available for future plan benefits       2,648,942   4,160,059   4,411,493   751,162  79,264,672  91,236,328
						   ----------  ----------  ---------- ---------- ----------  ----------
Net assets available for plan benefits             $2,648,942  $4,170,967  $4,427,886  $752,794 $79,502,474 $91,503,063
						   ==========  ==========  ========== ========== ==========  ==========
continued

CENTRAL FIDELITY BANKS, INC. STOCK AND THRIFT PLAN
Statement of Net Assets Available for Plan Benefits, continued
December 31, 1993 and 1992

		       1992

		      ASSETS
                                                                                      Money     CFB
						  Loan        Income      Equity      Market    Stock
						  Fund        Fund        Fund        Fund      Fund        Total
Investments, at fair value:
Central Fidelity Banks, Inc.  common                       $0          $0          $0        $0 $75,008,388 $75,008,388
  stock (cost of $33,411,558) (note 2)
Central Fidelity National Bank Employee Benefit
  Equity Fund (cost of $2,529,539) (note 2)                                 3,678,374                         3,678,374
Central Fidelity National Bank Capital
  Preservation Fund (cost of $2,634,873) (note 2)               3,301,540                                     3,301,540
Cash equivalents (cost equals fair value)                          83,405     122,635   847,816     265,450   1,319,306
						   ----------  ----------  ---------- ---------- ----------  ----------
Total investments (cost of $39,895,276)                     0   3,384,945   3,801,009   847,816  75,273,838  83,307,608
						   ----------  ----------  ---------- ---------- ----------  ----------
Dividends and interest receivable                                     218         261     2,320     553,153     555,952
Cash                                                    2,123         102         100       104         104       2,533
Loans receivable from participants                  1,934,429                                                 1,934,429
Receivable for investments sold                                   100,000                                       100,000
Due from other funds                                                           84,893               178,560     263,453
						   ----------  ----------  ---------- ---------- ----------  ----------
Total assets                                        1,936,552   3,485,265   3,886,263   850,240  76,005,655  86,163,975
						   ----------  ----------  ---------- ---------- ----------  ----------

		   LIABILITIES

Payable for investments purchased                                             150,000                           150,000
Due to other funds                                     67,224     150,706                45,523                 263,453
						   ----------  ----------  ---------- ---------- ----------  ----------
						       67,224     150,706     150,000    45,523           0     413,453
						   ----------  ----------  ---------- ---------- ----------  ----------
Net assets available for plan benefits             $1,869,328  $3,334,559  $3,736,263  $804,717 $76,005,655 $85,750,522
						   ==========  ==========  ========== ========== ==========  ==========

Net assets due to participants                             $0      $8,345      $3,442    $4,708    $367,572    $384,067
Net assets available for future plan benefits       1,869,328   3,326,214   3,732,821   800,009  75,638,083  85,366,455
						   ----------  ----------  ---------- ---------- ----------  ----------
Net assets available for plan benefits             $1,869,328  $3,334,559  $3,736,263  $804,717 $76,005,655 $85,750,522
						   ==========  ==========  ========== ========== ==========  ==========
See accompanying independent
 auditors' report


CENTRAL FIDELITY BANKS, INC. STOCK AND THRIFT PLAN
Statement of Changes in Net Assets Available for Plan Benefits
December 31, 1993 and 1992


		       1993
                                                                                      Money     CFB
						  Loan        Income      Equity      Market    Stock
						  Fund        Fund        Fund        Fund      Fund        Total
Additions to net assets atrributable to:
Investment income:
Dividends on Central Fidelity National Bank
 Marketwatch Equity Fund                                   $0          $0     $61,012        $0          $0      61,012
Dividends on Central Fidelity Banks, Inc.                                                         2,748,629   2,748,62
 common stock
Interest - nonaffiliates                                            6,158       3,624    24,607      11,027      45,416
Net appreciation (depreciation) in fair                                                                               0
 value of investments (note 2)                                    214,708      99,365              (875,370)   (561,297)
						   ----------  ----------  ---------- ---------- ----------  ----------
							    0     220,866     164,001    24,607   1,884,286   2,293,760
						   ----------  ----------  ---------- ---------- ----------  ----------
Interest on participant loans                         114,221                                                   114,221

Contributions:
Central Fidelity Banks, Inc. and subsidiaries
 Central Fidelity Banks, Inc. common stock                                                        2,305,236   2,305,236
Participants                                                      885,900     901,170   143,835   4,057,483   5,988,388
						   ----------  ----------  ---------- ---------- ----------  ----------
						      114,221   1,106,766   1,065,171   168,442   8,247,005  10,701,605
						   ----------  ----------  ---------- ---------- ----------  ----------

Deductions from net assets attributable to
 participant withdrawals                                  407     261,042     114,721    39,224   4,533,670   4,949,064
						   ----------  ----------  ---------- ---------- ----------  ----------
Net increase                                          113,814     845,724     950,450   129,218   3,713,335   5,752,541

Interfund transfers (note 3)                          665,800      (9,316)   (258,827) (181,141)   (216,516)          0

Net assets available for plan benefits:
 Beginning of year                                  1,869,328   3,334,559   3,736,263   804,717  76,005,655  85,750,522
						   ----------  ----------  ---------- ---------- ----------  ----------
 End of year                                       $2,648,942  $4,170,967  $4,427,886  $752,794 $79,502,474 $91,503,063
						    =========   =========   ========= =========   =========   =========
continued

CENTRAL FIDELITY BANKS, INC. STOCK AND THRIFT PLAN
Statement of Changes in Net Assets Available for Plan Benefits, continued
December 31, 1993 and 1992


		       1992
                                                                                      Money     CFB
						  Loan        Income      Equity      Market    Stock
						  Fund        Fund        Fund        Fund      Fund        Total
Additions to net assets atrributable to:
Investment income:
Dividends on Central Fidelity Banks, Inc.
 common stock                                              $0          $0          $0        $0  $2,114,043  $2,114,043
Interest - nonaffiliates                                            2,063       2,912    31,563       8,332      44,870
Net appreciation (depreciation) in fair
 value of investments (note 2)                                    219,222     174,108             4,996,492   5,389,822
						   ----------  ----------  ---------- ---------- ----------  ----------
							    0     221,285     177,020    31,563   7,118,867   7,548,735
						   ----------  ----------  ---------- ---------- ----------  ----------
Interest on participant loans                          86,622                                                    86,622

Contributions:
Central Fidelity Banks, Inc. and subsidiaries
 Central Fidelity Banks, Inc. common stock                                                        1,841,922   1,841,922
Participants                                                      613,305     676,668   207,972   3,625,607   5,123,552
						   ----------  ----------  ---------- ---------- ----------  ----------
Total additions                                        86,622     834,590     853,688   239,535  12,586,396  14,600,831
						   ----------  ----------  ---------- ---------- ----------  ----------

Deductions from net assets attributable to
 participant withdrawals                                          368,827     133,592   209,570   2,639,129   3,351,118
						   ----------  ----------  ---------- ---------- ----------  ----------
Net increase                                           86,622     465,763     720,096    29,965   9,947,267  11,249,713

Interfund transfers (note 3)                          777,880     (86,991)     66,834    24,994    (782,717)          0

Net assets available for plan benefits:
 Beginning of year                                  1,004,826   2,955,787   2,949,333   749,758  66,841,105  74,500,809
						   ----------  ----------  ---------- ---------- ----------  ----------
 End of year                                       $1,869,328  $3,334,559  $3,736,263  $804,717 $76,005,655 $85,750,522
						   ==========  ==========  ========== ========== ==========  ==========

CENTRAL FIDELITY BANKS, INC. STOCK AND THRIFT PLAN

Notes to Financial Statements

December 31, 1993 and 1992


(1)     Summary of Significant Provisions of the Plan

The Central Fidelity Banks, Inc. Stock and Thrift Plan (Plan) is a defined contribution plan and is subject to certain of the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The significant provisions of the Plan are summarized below. Participants should refer to the Plan document for a more complete description of the plan's provisions.

(a)  Eligibility

Under the Plan, participation is available to all employees of Central Fidelity Banks, Inc. (the employer) who have completed six months of service. Employees are eligible to participate on each or any one of the Plan's entry dates (January 1, April 1, July 1 or October 1). Prior to January 1, 1990, participation was available to employees of Central Fidelity Banks, Inc. who had completed one year of service.

(b)  Contributions

Each employee participating in the Plan (participant) may elect to contribute to the Plan as follows:

Tax-deferred contribution - Each participant may elect to have the employer reduce his compensation by a percentage representing an integral multiple of 0.5% up to 16% and direct the employer to contribute such amount to the Plan as a tax-deferred contribution. Individual employee tax deferrals during any Plan year are subject to limitations. These limitations were $8,994 and $8,728 in 1993 and 1992, respectively.

Post-tax contribution - Participants may elect to make post-tax contributions in integral multiples of 0.5% up to 16% of compensation (as defined), as adjusted for the tax-deferred contribution.

The total of the participant's tax-deferred and post-tax contributions may not exceed 16% of compensation as defined.
Under the provisions of the Plan, the employer contributes with respect to each participant an amount equal to the lesser of 50% of the participant's tax-deferred and post-tax contributions to the Plan during the preceding payroll period or 3% of the participant's compensation.
In addition, after the close of each Plan year, an additional employer contribution may be made up to 50% of each participant's tax-deferred and post-tax contributions, to the extent they do not exceed 3% of the participant's compensation, if the employer's return on average common stockholders' equity (based on income before securities transactions adjusted for the additional employer contribution) for the year exceeds specified levels. The Board of Directors of Central Fidelity Banks, Inc. may adjust the level of the additional contribution each year for any nonrecurring economic events affecting the financial statements of the employer, not to exceed the maximum employer contribution otherwise provided for under the Plan. There were no additional contributions for the years ended December 31, 1993 and 1992.

The Plan establishes an account for each participant. Each participant's account includes all employer matching contributions and participant contributions. In addition, on the last day of each calendar month (adjustment date), interest income, realized and unrealized gains or losses on investments, and administrative expenses are allocated to each participant's account in the ratio of the participant's account as of the last preceding adjustment date, plus certain adjustments provided in the Plan, to the total of all participants' accounts at that date. Substantially all accounts are attributable to active employees of the Company.

(c)  Investment Options and Plan Funds

The Plan is divided into six funds - the Loan Fund, the Income Fund, the Equity Fund, the Money Market Fund, the CFB Stock Fund and the Distribution Fund. The Income Fund, the Equity Fund, the Money Market Fund and the CFB Stock Fund are the only investment funds. The Loan Fund is administrative in nature. The Distribution Fund administers cash deductions for the Plan attributed to participant withdrawals. All employer contributions to the Plan must be invested in the CFB Stock Fund.

Participants in the Plan have four investment funds, as described above, available to them with respect to the selection of the fund or funds in which their participant contributions are invested. Under the Plan, each participant may elect to have his contribution allocated, in 25% increments, to any of the four investment funds. Tax-deferred and post-tax contributions must be allocated to the same investment funds and in the same 25% increments. The Plan does not maintain information as to the number of participants selecting each alternative.

The Loan Fund consists principally of participant borrowings, subject to certain limitations, from tax-deferred contributions, including income attributable thereto, in amounts ranging from $500 to $50,000 but not to exceed one-half of the participant's cumulative balance of all funds. The term of the loan will be from one to five years with respect to personal loans or for a period not to exceed a reasonable period for loans used to acquire, construct, reconstruct or substantially rehabilitate the principal residence of the participant, all at reasonable fixed rates of interest as determined by a committee appointed by the Board of Directors of Central Fidelity Banks, Inc. The loans receivable are valued at cost plus accumulated interest, which approximates market value.

The Income Fund consists principally of investments in the Central Fidelity National Bank Capital Preservation Fund.

The Equity Fund consists principally of investments in the Central Fidelity National Bank Marketwatch Equity Fund at December 31, 1993 and the Central Fidelity National Bank Employee Benefit Equity Fund at December 31, 1992.

The Money Market Fund consists of investments in a Central Fidelity National Bank Best Rate Money Market Account at December 31, 1993 and 1992.

The CFB Stock Fund consists principally of common stock of Central Fidelity Banks, Inc. (CFB stock). The trustee of the CFB Stock Fund purchases CFB stock from time to time in accordance with a nondiscretionary purchasing program or, at the direction of a committee appointed by the Board of Directors of Central Fidelity Banks, Inc., may purchase directly from the Company authorized but unissued shares.

(d) Vesting, Distributions and Withdrawals

Under the provisions of the Plan, participants are at all times fully vested in their post-tax contributions and the income attributable thereto. Such amounts are never subject to forfeiture and may be withdrawn in whole or in part upon proper notice. Participants are also fully vested in their tax-deferred contributions and such amounts are never subject to forfeiture; however, tax-deferred contributions may not be withdrawn except in the event of hardship, death, disability, retirement, termination or attainment of age 59-1/2. A suspension of participation must follow such withdrawals.

Employer contributions are fully vested at all times, but may not be withdrawn except in the event of hardship, death, disability, retirement, or termination. In the event of termination, the participant does not forfeit his interest. In the case of hardship, a participant may apply for a distribution of a portion of his interest in employer contributions and related investment earnings and gains and losses only after all amounts in the participant's post-tax contribution accounts have been withdrawn.

Withdrawals pursuant to the provisions of the Plan will be based on the fair value of the participant's account as of the effective valuation date and will be made pro rata from each of the funds in which he invests his contributions unless the participant directs the Plan to distribute otherwise.

(e)     Cash Equivalents

Under the provisions of the Plan and on behalf of the participants in the various funds, the trustee of the Plan may invest in suitable short-term investments at the trustee's discretion pending investment in appropriate securities.

(f)  Administration of the Plan

The Plan is administered by a committee appointed by the Board of Directors of Central Fidelity Banks, Inc. All funds under the plan are held in trust and invested by the trustee, Central Fidelity National Bank, a wholly-owned subsidiary of Central Fidelity Banks, Inc.

(g) Reclassification

Certain amounts for 1992 have been reclassified to conform to the 1993 presentations.

(2)     Summary of Significant Accounting Policies

(a)     Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan are recognized when payments are required to be made to the Plan trust for a particular plan year; investment transactions are reflected on a trade date basis; interest and dividend income are recognized as earned; benefits and administrative expenses are recognized when incurred; and realized gains or losses and changes in unrealized appreciation or depreciation of investments are recognized currently.

(b) Investments

The investments in common stock of Central Fidelity Banks, Inc. are carried at the average of the high and low prices of the stock on the last day of the respective year-end, as traded in the over-the-counter market. The Central Fidelity National Bank Employee Benefit Equity Fund and the Central Fidelity National Bank Capital Preservation Fund are common trust funds and the Central Fidelity Bank Marketwatch Equity Fund is a mutual fund administered by Central Fidelity National Bank that typically invest in cash equivalents, common stocks and other equity securities and contracts with insurance companies. Ownership of such common trust funds and mutual funds is expressed in terms of units.
Each unit is valued by the trustee according to the net asset value of such funds on the basis of the fair value of the assets and liabilities thereof. Security transactions are recognized on the basis of trade-date.

The following is a summary of the shares of Central Fidelity Banks, Inc. common stock and the fair value per share thereof and the number of units of the Employee Benefit Equity Fund, Marketwatch Equity Fund and the Capital Preservation Fund and the value per unit thereof at December 31, 1993 and 1992:

		1993                    1992

		Fair value              Fair value
	Shares/ per share/      Shares/ per share/
	units   unit    units   unit
	Central Fidelity Banks, Inc.
		common stock*   2,835,088       $  27.75**      1,785,914       $ 42.00

	Employee Benefit Equity
		Fund of Central Fidelity
		National Bank   -               -       139,079 26.4481
	Central Fidelity National
	 Bank Marketwatch Equity Fund   424,613 10.2600 -       -

	Capital Preservation Fund
		of Central Fidelity
	    National Bank       271,207 15.1775 230,795 14.3057

  *Fair value of investment represents more than 5% of net assets available for plan benefits.
**Reflects 3-for-2 stock split in the form of a dividend declared January 13, 1993. Net (depreciation) appreciation in the fair value of investments (including investments bought, sold, as well as held during the year) was as follows:

	     Year ended   Year
ended
	       December 31,
	December 31,
							 1993           1992


Central Fidelity Banks, Inc. common stock       $(875,370)  4,996,492

Employee Benefit Equity Fund of Central
	Fidelity National Bank                           (570)       174,108

Central Fidelity  National Bank Marketwatch
	Equity Fund                                      99,935        -

Capital Preservation Fund of Central Fidelity
	 National Bank                               214,708    219,222

						    $ 561,297)  5,389,822

(c)  Income Taxes

The IRS has ruled by letter that the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from taxation under the provisions of Section 501(a). Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualified status. The plan administrator is not aware of any course of action or series of events that have occurred which might adversely affect the Plan's qualified status. Pursuant to IRS Revenue Procedural 93-39 the plan administrator will amend and restate the plan document and submit a determination letter to the IRS prior to December 31, 1994.
Since the Plan and related trust so qualify under the Internal Revenue Code, under present Federal income tax laws and regulations, participants will not be taxed on employer contributions allocated to their accounts or on investment earnings on such contributions or investment earnings on their own contributions at the time such contributions and investment earnings are received by the trustee under the Plan, as long as the Plan does not exceed certain percentage limits that are imposed by the Internal Revenue Code on the amounts that may be contributed as tax-deferred contributions by and on behalf of highly compensated participants as defined by the Internal Revenue Code; but they will be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments. The Committee intends to administer the Plan in a manner that will prevent the Plan from exceeding the aforementioned percentage limits for tax-deferred contributions.

(3)     Interfund Transfers

Under the provisions of the Plan, a participant may elect to have the value of his participant accounts attributable to a particular investment fund liquidated and transferred to any of the other available investment funds in 25% increments. Substantially all of the interfund transfers during 1993 and 1992 related to the exercise of this option by participants and to transfers to and from the Loan Fund for loans to participants and repayments of such loans.

(4)     Administrative Expenses

All administrative expenses of the Plan are paid out of the funds held under the Plan unless the employer elects to pay them. During 1993 and 1992, the employer elected to pay all of the administrative expenses of the Plan.

(5)     Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants are fully vested in their accounts, including that portion relating to employer contributions.

Schedule 1

CENTRAL FIDELITY BANKS, INC. STOCK AND THRIFT PLAN
Schedule of Assets Held for Investment Purposes
 December 31, 1993

				   Par value
				   or shares/            Fair
				   units     Cost        Value

	 Cash equivalents
Central Fidelity National Bank
 Best Rate Money Market Account*     956,051    $956,051    $956,051
				     =======     -------     -------
	Common Trust Funds
Capital Preservation Fund of
 Central Fidelity National Bank*     271,207   3,271,221   4,116,248
				     =======     -------     -------
	   Mutual Funds
Central Fidelity National Bank
 Marketwatch Equity  Fund            424,613   4,256,593   4,356,528
				     =======     -------     -------
	   Common stocks
Central Fidelity Banks, Inc.*      2,835,088  41,173,401  78,673,692
				   =========  ----------  ----------
					     $49,657,266 $88,102,519
	 Total investments                    ==========  ==========


*Party-in-interest

See accompanying independent auditors' report.

CENTRAL FIDELITY BANKS, INC. STOCK AND THRIFT PLAN

Schedule of Reportable Transactions

Year ended December 31, 1993

Schedule 2

ASSETS ACQUIRED
	       Number                                                                                  Party-in-
	      of shares/                                                 Cost      Proceeds  Net gain  interest
Transactions    units                 Description                       (note 1)  (note 2)  or (loss)  transactions
			Regulation 2520.103-6(c)(1)(i)

					None

			Regulation 2520.103-6(c)(1)(ii)

					None

			Regulation 2520.103-6(c)(1)(iii)

	23      227,577 Central Fidelity Banks, Inc. common stock       $   6,956,453  -       -       *
	243  10,458,225      CFB Best Rate Money Market                    10,458,225  -       -       *

			Regulation 2520.103-6(c)(1)(iv)

					None



	(Continued)
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

Schedule 2, Cont.


CENTRAL FIDELITY BANKS, INC. STOCK AND THRIFT PLAN

Schedule of Reportable Transactions, Continued

ASSETS DISPOSED OF

	Number                                  Party-in-
	of shares/              Cost    Proceeds        Net gain        interest
Transactions    units   Description     (note 1)        (note 2)        or (loss)       transactions
			Regulation 2520.103-6(c)(1)(i)

					None

			Regulation 2520.103-6(c)(1)(ii)

					None

			Regulation 2520.103-6(c)(1)(iii)

	124     10,821,480      CFB Best Rate Money Market      $ 10,821,480    10,821,480      -       *

			Regulation 2520.103-6(c)(1)(iv)

					None

*Party-in-interest

Notes:
	(1)  Cost equaled fair value at the dates the assets were acquired.
	(2)  Proceeds equaled fair value at the dates the assets were disposed of.
	(3)  No specific expenses were incurred by the Plan in acquiring or disposing of assets.

See accompanying independent auditors' report.
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